AS FILED WITH THE
U.S. SECURITIES AND EXCHANGE COMMISSION

ON ~~JUNE 17~~OCTOBER 3, 2025

File No. ~~812-15810~~811-24090

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

~~Amended and Restated~~ Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended
(the "1940 Act")
for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c)
and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for
an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the
1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~**HAMILTON LANE PRIVATE ASSETS FUND**~~
~~**HAMILTON LANE PRIVATE INFRASTRUCTURE FUND**~~
~~**HAMILTON LANE PRIVATE SECONDARY FUND**~~
~~**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**~~
~~**HAMILTON LANE CREDIT INCOME FUND**~~
~~**HAMILTON LANE ADVISORS, L.L.C.**~~

~~**110 Washington Street, Suite 1300**~~
~~**Conshohocken, Pennsylvania 19428**~~

AAM/WILSHIRE INFRASTRUCTURE FUND
ADVISORS ASSET MANAGEMENT, INC.

18925 Base Camp Road, Suite 203
Monument, Colorado 80132

Please direct all communications regarding this application to:
~~**Keith Kleinman, Esq.**~~
~~**Hamilton Lane Advisors, L.L.C.**~~
~~**100 Washington Street, Suite 1300**~~
~~**Conshohocken, Pennsylvania**~~
~~**kkleinman@hamiltonlane.com**~~
Diane J. Drake
AAM/Wilshire Infrastructure Fund
c/o Mutual Fund Administration, LLC
2220 E. Route 66, Suite 226
Glendora, CA 91740
diane.drake@mfac-ca.com, (626) 385-5777

Email: diane.drake@mfac-ca.com

Debra Fisherman, CFA
Giacomo Guardavaccaro
Advisors Asset Management, Inc.
300 Carnegie Center, Suite 100
Princeton, NJ 08540
debra.fisherman@aamlive.com, (609) 874-0183
giacomo.guardavaccaro@aamlive.com, (609) 874-0188

~~Copies~~**Copy** *to:*
~~Ryan P. Brizek, Esq.~~
~~Simpson Thacher & Bartlett LLP~~
~~900 G Street, N.W.~~
~~Washington, D.C. 20001~~
~~ryan.brizek@stblaw.com~~

Laurie Anne Dee
Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626-7653
laurie.dee@morganlewis.com, 714-830-0679

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF ~~78~~67 PAGES.
~~**TABLE OF CONTENTS**~~

~~Page~~**Table of Contents**

EXHIBITS

Exhibit A Resolutions of the Initial ~~Funds~~**Fund**

Exhibit B Verifications

Exhibit C Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF
~~HAMILTON LANE PRIVATE ASSETS FUND~~
~~HAMILTON LANE PRIVATE INFRASTRUCTURE FUND~~
~~HAMILTON LANE PRIVATE SECONDARY FUND~~
~~HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND~~
~~HAMILTON LANE CREDIT INCOME FUND~~
~~HAMILTON LANE ADVISORS, L.L.C.~~

AAM/WILSHIRE INFRASTRUCTURE FUND
ADVISORS ASSET MANAGEMENT, INC.

18925 Base Camp Road, Suite 203
Monument, Colorado 80132
~~110 Washington Street, Suite 1300~~
~~Conshohocken, Pennsylvania 19428~~
Investment Company Act of 1940 File No.
~~812-15810~~**811-24090**

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

~~AMENDED AND RESTATED~~ APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT") FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

~~I.~~ **I.** THE PROPOSAL

~~Hamilton Lane Private Assets Fund ("HLPAF"), Hamilton Lane Private~~ **AAM/Wilshire** Infrastructure Fund (~~"HLPIF"), Hamilton Lane Private Secondary Fund ("HLPSF"), Hamilton Lane Venture Capital and Growth Fund ("HLVCGF") and Hamilton Lane Credit Income Fund ("HLCIF" and, together with HLPAF, HLPIF, HLPSF and HLVCGF, the "Initial Funds") are~~**the "Initial Fund") is a series of AAM Alternatives Trust, a** Delaware statutory ~~trusts that each operate or, with respect to HLCIF,~~**trust, that** will operate as a continuously offered, registered non-diversified, closed-end management investment company. ~~HLPAF, HLPIF, HLPSF and HLVCGF each provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). HLCIF~~**The Initial Fund** will provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Initial ~~Funds are, or with respect to HLCIF, will be,~~**Fund will be** advised by ~~Hamilton Lane~~ Advisors **Asset Management**, ~~L.L.C~~**Inc**. (the "Adviser"). The Initial ~~Funds~~**Fund** and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the 1940 Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Initial Fund to issue multiple classes of shares ("Shares")[1] and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser or any successor in interest to any such entity,[2] acts as investment adviser and which operates as an interval fund

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the **Securities** Exchange Act of 1934, as amended (the "Exchange Act") **(a "Tender Offer Fund")** (each, a "Future Fund," and together with the Initial Fund, the "Funds").[3] Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

~~If granted pursuant to this Application, the Order would supersede the prior order granted to HLPAF and the Adviser on July 14, 2020 (the "Prior Order"), with the result that no person will continue to rely on the Prior Order if the Order is granted.[4]~~

The Initial Fund has filed an initial registration statement on Form N-2 (the "**Registration Statement**") under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"), seeking to register three classes of Shares of beneficial interest, Class **S** Shares, Class **D** Shares and Class **I** Shares, each with its own fee and expense structure.

~~Each of HLPAF, HLPIF, HLPSF and HLVCGF (the "Tender Offer Funds") currently offer three classes of Shares of beneficial interest, each having its own fee and expense structure in reliance on the Prior Order. Each of the Tender Offer Funds is continuously offered pursuant to an effective registration statement on Form N-2 (the "Tender Offer Funds Registration Statements") under the 1940 Act and the Securities Act of 1933, as amended (the "Securities Act"). HLCIF has filed an initial registration statement on Form N-2 (the "Initial HLCIF Registration Statement" and, together with the Tender Offer Funds Registration Statements, the "Registration Statements" and each, a "Registration Statement"), seeking to register three classes of Shares of beneficial interest, Class R Shares, Class I Shares and Class Y Shares, each with its own fee and expense structure.~~

If the requested relief is granted, ~~each of~~ the Initial ~~Funds~~**Fund** anticipates making a continuous public offering of its ~~respective~~ Share classes and any other additional classes of Shares, each having its own fee and expense structure, pursuant to its Registration Statement ~~or a future registration statement~~. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~HLCIF~~**The Initial Fund** will only offer one class of Shares until receipt of the requested relief. Shares of the Funds will not be listed on any securities exchange or quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their Shares.

Applicants represent that any asset-based distribution and/or service fees for each class of Shares of the Funds will comply with the provisions of Rule 2341 (the "Sales Charge Rule") of the Financial Industry Regulatory Authority ("FINRA").~~[5]~~[4] All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.

~~II.~~ II. STATEMENT OF FACTS

~~A.~~ A. Initial ~~Funds~~Fund

~~HLPAF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. HLPAF's investment objective is to generate capital appreciation over the medium and long term through investments in private assets globally.~~

~~HLPIF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. HLPIF's investment objective is to seek to provide current income and long-term appreciation. HLPIF will seek to achieve its investment objective through constructing a portfolio of investments in infrastructure assets through a tactically constructed portfolio of direct co-investments, equity and debt investments in portfolio companies and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor, and in all cases seeking to provide global exposure to real assets in the infrastructure sector.~~

~~HLPSF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. HLPSF's investment objective is to seek to provide long-term capital appreciation. HLPSF seeks to achieve its investment objective through a tactically constructed portfolio of private equity investments, primarily through privately~~

[3] The terms "control," and "investment adviser" are used as defined in Section 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

~~[4] *See* Hamilton Lane Private Assets Fund and Hamilton Lane Advisors, L.L.C., Investment Co. Rel. Nos. 33896 (June 17, 2020) (notice) and 33926 (July 14, 2020) (order).~~

~~[5]~~[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See, Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

negotiated transactions on the secondary market, including both traditional limited partner secondary investments and general partner secondary investments.

HLVCGF is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that that intends to provide periodic liquidity with respect to its Shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. HLVCGF's investment objective is to seek to provide long-term capital appreciation. HLVCGF seeks exposure to private companies in their early (i.e., venture capital) and growth stages of their development.

HLCIF is a**The Initial Fund is a newly organized series of a** Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company that is structured as an interval fund pursuant to Rule 23c-3 under the 1940 Act. HLCIF's**The Initial Fund's** investment objective is to seek to obtain returns from current income **provide capital appreciation** and to a lesser extent, capital appreciation**current income**.

It is currently anticipated that HLCIF will adopt**The Initial Fund has adopted** a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act.[6]Each of the Tender Offer Funds currently provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. [5] Each Future Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the 1940 Act and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of Shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[7][6]

Repurchase fees, if charged, will equally apply to additional classes of Shares and to all classes of Shares of a Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2.00% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10**6c-10** under the 1940 Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

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[6] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[5] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act, as amended.

[7][6] A CDSL, which may be assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee, which is payable to a Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

~~B.~~ **B.** Adviser

The Adviser is a Delaware ~~limited liability company that is controlled by Hamilton Lane Incorporated~~**corporation**. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and ~~serves as~~**will serve as the** investment adviser ~~for each of the Tender Offer Funds~~**to the Initial Fund** pursuant to an investment management agreement~~, each of which has been~~ (the "Investment Management **Agreement**") which will be approved by the Board of Trustees of the ~~applicable Tender Offer~~**Initial** Fund, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the 1940 Act) of ~~such Tender Offer~~**the Initial** Fund, and by ~~such Tender Offer Fund's shareholders, in the manner required by Sections 15(a) and (c) of the 1940 Act. In addition, the Adviser will serve as the investment adviser to HLCIF pursuant to an investment management agreement (together with the investment management agreement of each Tender Offer Fund, the "Investment Management Agreements") which will be approved by the Board of Trustees of HLCIF, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(l9) of the 1940 Act) of HLCIF, and by HLCIF's~~**the Initial Fund's** initial sole shareholder, in the manner required by Sections 15(a) and (c) of the 1940 Act. The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management ~~Agreements. The Adviser is responsible for managing the investment activities of the Tender Offer Funds and their business affairs, and the~~**Agreement. The** Adviser will be responsible for managing the investment activities of the Initial Fund and the Initial Fund's business affairs.

C. Sub-Advisers

The Adviser has entered into a sub-advisory agreement with each of Wilshire Advisors LLC, and Sun Life Capital Management (U.S.) LLC, each of which is a Delaware limited liability company **and is registered as an investment adviser with the Commission** under the **Advisers Act, to serve as the sub-adviser to the Initial Fund.**

~~C.~~ **D.** Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from the initial classes pursuant to and in compliance with Rule 18f-3 under the 1940 Act.

~~III.~~ **III.** EXEMPTIONS REQUESTED

~~A.~~ **A.** The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed to result in the issuance of a "senior security"[~~8~~7] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

~~B.~~ **B.** Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

~~C.~~ **C.** Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

[~~8~~7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

~~IV.~~ IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

~~V.~~ V. DISCUSSION

~~A.~~ A. Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[~~9~~8] For example, the characterization of a management company as "open-end" or "~~closed-end~~**closed-end**" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while ~~closed-end~~**closed-end** funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors,* the staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[~~10~~9]

One exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the wide array of semi-liquid portfolio securities that currently exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~11~~10] The report concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and

[~~9~~8] SEC Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.
[~~10~~9] *Id.* at 424.
[~~11~~10] *Id.* at 439-40.

closed-end forms, consistent with the goals of investor protection.[12][11] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[13][12] The Commission proposed Rule 23c-3, which began from the closed-end**closed-end**, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[14][13]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[15][14] Nonetheless, while the prime rate funds created the model for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Applicants seek relief. Since 1998, the Commission has granted relief to the following closed-end investment companies, among others, to issue multiple classes of Shares, to impose EWCs and to impose distribution and/or service fees, e.g., Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.[16][15]

[12][11] *Id.* at 424.

[13][12] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[14][13] Investment Co. Act Rel. No. 19399 (Apr. 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[15][14] *Protecting Investors,* at 439-40; Proposing Release, at 27.

[16][15] *See* **Man Diversified Income Fund, et al.**, Investment Co. Rel. Nos. **35704 (Aug. 1, 2025)** (notice) and **35728 (Aug. 27, 2025) (order);** Hamilton Lane Private Assets Fund, **et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order);** Blue Owl Alternative Credit Fund, et al., Investment Co. Rel. Nos. 35514 (Mar. 28, 2025) (notice) and 35557 (Apr. 23, 2025) (order); RJ Private Credit Income Fund, et al., Investment Co. Rel. Nos. 35515 (Mar. 28, 2025) (notice) and 35556 (Apr. 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Investment Co. Rel. Nos. 35498 (Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect Private Markets Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025) (order); Capital Group KKR Multi-Sector+, et al., Investment Co. Rel. Nos. 35410 (Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment Co. Rel. Nos. 35408 (Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan. 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment Co. Rel. Nos. 35403 (Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment Co. Rel. Nos. 35401 (Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment Co. Rel. Nos. 35399 (Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment Co. Rel. Nos. 35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment Co. Rel. Nos. 35328A (Oct. 23, 2024) (notice) and 35384 (Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment Co. Rel. Nos. 35350 (Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024)(order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).

~~B.~~ **B.** Multiple Classes of Shares ~~—~~ — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed to result in the issuance of a “senior security”[~~17~~16] within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, violate the equal voting provisions of Section 18(i) of the 1940 Act, and if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered ~~closed-end~~**closed-end** investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[~~18~~17] Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided,* That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the 1940 Act provides that:

> “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: *Provided,* That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in Shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing Shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her Shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of Shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

[~~17~~16] Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

[~~18~~17] Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Under the proposal, owners of each class of Shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[~~19~~18] the Commission adopted Rule 18f-3 under the 1940 Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[~~20~~19]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to ~~open-end~~**open-end** funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund will in many ways resemble an open-end fund in its manner of operation and in the distribution of its Shares.

In particular, the Funds will offer their Shares continuously at a price based on net asset value, plus any applicable front-end sales load. Differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[~~21~~20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of Shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Applicants are aware of the need for full disclosure of the proposed multi-class system in a Fund's prospectus

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[~~19~~18] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).

[~~20~~19] *See* Investment Co. Act Rel. No. 20915 (Feb. 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[~~21~~20] *See* Blue Owl Alternative Credit Fund, et al., supra note ~~16~~15; RJ Private Credit Income Fund, et al., supra note ~~16~~15; Columbia Credit Income Opportunities Fund, et al., supra note ~~16~~15; ISQ Infrastructure Income Fund, et al., supra note ~~16~~15; iDirect Private Markets Fund, et al., supra note ~~16~~15; SEG Partners Long/Short Equity Fund, et al., supra note ~~16~~15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note ~~16~~15; Capital Group KKR Multi-Sector+, et al., supra note ~~16~~15; Global X Venture Fund, et al., supra note ~~16~~15; HarbourVest Private Investments Fund, et al., supra note ~~16~~15; Privacore PCAAM Alternative Income Fund, et al., supra note ~~16~~15; TCW Private Asset Income Fund, et al., supra note ~~16~~15; Callodine Specialty Income Fund, et al., supra note ~~16~~15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note ~~16~~15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note ~~16~~15; Gemcorp Capital Advisors LLC, et al supra note ~~16~~15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note ~~16~~15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note ~~16~~15; Wellington Global Multi-Strategy Fund, et al., supra note ~~16~~15; Russell Investments New Economy Infrastructure Fund, et al., supra note ~~16~~15; and MA Specialty Credit Income Fund, et al., supra note ~~16~~15.

and of the differences among the various classes and the different expenses of each class of Shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[~~22~~21] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[~~23~~22] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[~~24~~23] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund.[~~25~~24] In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's Shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[~~26~~25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Columbia Credit Income Opportunities Fund, ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.[~~27~~26] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

~~C.~~ **C.** Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5% and 25% of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee,

[~~22~~21] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[~~23~~22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[~~24~~23] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[~~25~~24] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[~~26~~25] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (June 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

[~~27~~26] *See* **Man Diversified Income Fund, et al., supra note 15; Hamilton Lane Private Assets Fund, et al., supra note 15;** Blue Owl Alternative Credit Fund, et al., supra note ~~16~~15; RJ Private Credit Income Fund, et al., supra note ~~16~~15; Columbia Credit Income Opportunities Fund, et al., supra note ~~16~~15; ISQ Infrastructure Income Fund, et al., supra note ~~16~~15; iDirect Private Markets Fund, et al., supra note ~~16~~15; SEG Partners Long/Short Equity Fund, et al., supra note ~~16~~15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note ~~16~~15; Capital Group KKR Multi-Sector+, et al., supra note ~~16~~15; Global X Venture Fund, et al., supra note ~~16~~15; HarbourVest Private Investments Fund, et al., supra note ~~16~~15; Privacore PCAAM Alternative Income Fund, et al., supra note ~~16~~15; TCW Private Asset Income Fund, et al., supra note ~~16~~15; Callodine Specialty Income Fund, et al., supra note ~~16~~15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note ~~16~~15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note ~~16~~15; Gemcorp Capital Advisors LLC, et al supra note ~~16~~15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note ~~16~~15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note ~~16~~15; Wellington Global Multi-Strategy Fund, et al., supra note ~~16~~15; Russell Investments New Economy Infrastructure Fund, et al., supra note ~~16~~15; and MA Specialty Credit Income Fund, et al., supra note ~~16~~15.

12

not to exceed 2.00% of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to a distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges would be paid to a distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds that offer their securities continuously, as each Fund would for its Shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[28][27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[29][28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the Sales Charge Rule, governing sales loads for open-end funds and (iii) deferred sales loads are imposed in a nondiscriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[30][29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's initial share class, the distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(11)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[31][30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[32][31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase

[28][27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date... The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[29][28] *Id.*

[30][29] Adopting Release, Section II.A.7.c. Section 23(c)(2) of the 1940 Act does not require that repurchases be made at net asset value.

[31][30] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[32][31] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs, as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[33][32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. **D.** Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[34][33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[35][34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10, adopted in April 1995, which permits CDSLs for open-end funds, also permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[36][35] The same policy concerns and competitive benefits applicable

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[33][32] *See* Blue Owl Alternative Credit Fund, et al., supra note [16][15]; RJ Private Credit Income Fund, et al., supra note [16][15]; Columbia Credit Income Opportunities Fund, et al., supra note [16][15]; ISQ Infrastructure Income Fund, et al., supra note [16][15]; iDirect Private Markets Fund, et al., supra note [16][15]; SEG Partners Long/Short Equity Fund, et al., supra note [16][15]; Coatue CTEK Fund and Coatue Management, L.L.C., supra note [16][15]; Capital Group KKR Multi-Sector+, et al., supra note [16][15]; Global X Venture Fund, et al., supra note [16][15]; HarbourVest Private Investments Fund, et al., supra note [16][15]; Privacore PCAAM Alternative Income Fund, et al., supra note [16][15]; TCW Private Asset Income Fund, et al., supra note [16][15]; Callodine Specialty Income Fund, et al., supra note [16][15]; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note [16][15]; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note [16][15]; Gemcorp Capital Advisors LLC, et al supra note [16][15]; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note [16][15]; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note [16][15]; Wellington Global Multi-Strategy Fund, et al., supra note [16][15]; Russell Investments New Economy Infrastructure Fund, et al., supra note [16][15]; and MA Specialty Credit Income Fund, et al., supra note [16][15].

[34][33] Investment Co. Act Rel. No. 14390 (Feb. 2, 1985).

[35][34] *Id.*

[36][35] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

to scheduled variations in or elimination of sales loads for ~~open-end~~**open-end** funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

~~E.~~ **E.** Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section ~~17~~**17**(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an ~~open-end~~**open-end** investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.[~~37~~36]

Section ~~17~~**17**(d) of the 1940 Act prohibits an affiliated person of (or principal underwriter for) a registered investment company or an affiliated person of such person, acting as principal, from effecting or engaging in any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section ~~17~~**17**(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section ~~17~~**17**(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,[~~38~~37] it also adopted Rule 17d-3 to provide an exemption from Section ~~17~~**17**(d) and Rule 17d-1 to the extent necessary to allow for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the ~~open-end~~**open-end** fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section ~~1 7~~**17**(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[~~39~~38]

[~~37~~36] Applicants do not concede that Section ~~1 7~~**17**(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

[~~38~~37] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).

[~~39~~38] *Id.*

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section ~~17~~17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section ~~17~~17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~VI.~~ VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the Sales Charge Rule, as amended from time to time, as if that rule applied to all ~~closed-end~~**closed-end** management investment companies.

~~VII.~~ VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~40~~39]

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

[~~40~~39] *See* Blue Owl Alternative Credit Fund, et al., supra note ~~16~~15; RJ Private Credit Income Fund, et al., supra note ~~16~~15; Columbia Credit Income Opportunities Fund, et al., supra note ~~16~~15; ISQ Infrastructure Income Fund, et al., supra note ~~16~~15; iDirect Private Markets Fund, et al., supra note ~~16~~15; SEG Partners Long/Short Equity Fund, et al., supra note ~~16~~15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note ~~16~~15; Capital Group KKR Multi-Sector+, et al., supra note ~~16~~15; Global X Venture Fund, et al., supra note ~~16~~15; HarbourVest Private Investments Fund, et al., supra note ~~16~~15; Privacore PCAAM Alternative Income Fund, et al., supra note ~~16~~15; TCW Private Asset Income Fund, et al., supra note ~~16~~15; Callodine Specialty Income Fund, et al., supra note ~~16~~15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note ~~16~~15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note ~~16~~15; Gemcorp Capital Advisors LLC, et al supra note ~~16~~15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note ~~16~~15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note ~~16~~15; Wellington Global Multi-Strategy Fund, et al., supra note ~~16~~15; Russell Investments New Economy Infrastructure Fund, et al., supra note ~~16~~15; and MA Specialty Credit Income Fund, et al., supra note ~~16~~15.

HAMILTON LANE PRIVATE ASSETS ~~FUND~~

~~Dated: June 17, 2025~~ By: ~~/s/ Adam B. Shane~~
Name: ~~Adam B. Shane~~
Title: ~~Secretary~~

HAMILTON LANE ~~PRIVATE~~AAM/WILSHIRE INFRASTRUCTURE FUND

~~Dated~~**Date**: ~~June 17~~**October 3**, 2025 By: /s/ ~~Adam B. Shane~~
~~Name: Adam B. Shane~~
~~Title: Secretary~~**Maureen Quill**
~~**HAMILTON LANE PRIVATE SECONDARY FUND**~~

Name: **Maureen Quill**
Title: **President**

ADVISORS ASSET MANAGEMENT, INC.

~~Dated~~**Date**: ~~June 17~~**October 3**, 2025 By: /s/ ~~Keith Kleinman~~
~~Name: Keith Kleinman~~
~~Title: Secretary~~**Marilee Ferone**
~~**HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND**~~

~~Dated: June 17, 2025~~ By: ~~/s/ Keith Kleinman~~
Name: ~~Keith Kleinman~~
Title: ~~Secretary~~

HAMILTON LANE CREDIT INCOME FUND

~~Dated: June 17, 2025~~ By: ~~/s/ Keith Kleinman~~
Name: ~~Keith Kleinman~~
Title: ~~Trustee~~

HAMILTON LANE ADVISORS, L.L.C.

~~Dated: June 17, 2025~~ By: ~~/s/ Keith Kleinman~~
Name: ~~Keith Kleinman~~
Title: ~~Authorized Signatory~~

Name: **Marilee Ferone**
Title: **Executive Vice President**

EXHIBIT A

Resolutions of the Board of Trustees (the "Board") of ~~Hamilton Lane Private Assets Fund, Hamilton Lane Private~~ AAM/Wilshire Infrastructure Fund~~, Hamilton Lane Private Secondary Fund and Hamilton Lane Venture Capital and Growth Fund (together, the "HL Statutory Trusts~~ (the "Fund"~~)~~"~~)

<u>AUTHORIZATION OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF UNDER THE INVESTMENT COMPANY ACT OF 1940 WITH RESPECT TO MULTIPLE CLASSES OF SHARES</u>

~~**WHEREAS:**~~ ~~the Board has reviewed the HL Statutory Trusts' Multi-Class Exemptive Application (the "Multi-Class Application") for an order of the Securities and Exchange Commission ("SEC") pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a)(2), 1 8(c), 18(i) and Section 61(a) of the 1940 Act to permit the each HL Statutory Trust, among other things, to offer multiple classes of shares; and~~

~~**WHEREAS:**~~ ~~it is advisable and in the best interest of the HL Statutory Trusts that the HL Statutory Trusts file the Multi-Class Application.~~

~~**NOW, THEREFORE, BE IT:**~~

~~**RESOLVED:**~~ ~~that the officers of the HL Statutory Trusts be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the HL Statutory Trusts, to cause to be executed, delivered and filed with the SEC the Multi-Class Application; and be it further~~

~~**RESOLVED:**~~ ~~that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the HL Statutory Trusts, to cause to be made, executed, delivered and filed with the SEC any amendments to the Multi-Class Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the HL Statutory Trusts in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;~~

~~**RESOLVED:**~~ ~~that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the HL Statutory Trusts in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the HL Statutory Trusts; and be it further~~

~~**RESOLVED:**~~ ~~that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.~~

~~**Resolutions of the Sole Trustee of Hamilton Lane Credit Income Fund (the "Fund")**~~

~~**WHEREAS:**~~ ~~the Sole Trustee has reviewed the Fund's Multi-Class Exemptive Application (the "Multi-Class Application") for an order of the SEC pursuant to Section 6(c) of the 1940 Act, granting exemptions from the provisions of Sections 18(a) (2), 18(c), 18(i) and Section 61(a) of the 1940 Act to permit the Fund, among other things, to offer multiple classes of shares; and~~

~~**WHEREAS:**~~ ~~it is advisable and in the best interest of the Fund that the Fund file the Multi-Class Application.~~

~~**NOW, THEREFORE, BE IT:**~~

RESOLVED: **,** that the **appropriate** officers of the ~~Fund be, and each of them hereby is, authorized, empowered and directed~~**AAM/Wilshire Infrastructure** Fund (the **"Trust"), in consultation with and with the approval of counsel**, in the name and on behalf of the ~~Fund, to cause to be executed, delivered and filed with the SEC the Multi Class Application; and be it further~~**Trust, are hereby authorized** and directed to **prepare, or cause to be prepared,** and to **execute** and to **file with** the Securities and Exchange Commission**, an application** for an order of **exemption under** Section 6(c) of the **Investment Company Act of 1940, as amended, from Section 18** of the 1940 Act to permit the **Trust and its affiliates to issue** multiple classes of **common shares and to impose asset-based distribution fees and early-withdrawal fees.**

RESOLVED: ~~that the officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Multi Class Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and be it further~~

RESOLVED: ~~that all acts and things previously done by the officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and be it further~~

RESOLVED: ~~that the officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officer may deem necessary and to identify by such officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.~~

EXHIBIT B

Verifications

~~The undersigned states that he has duly executed the attached Application dated June 17, 2025 for and on behalf of Hamilton Lane Private Assets Fund in his capacity as Secretary of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~


~~**HAMILTON LANE PRIVATE ASSETS FUND**~~

~~By:~~ ~~/s/ Adam B. Shane~~
~~Name:~~ ~~Adam B. Shane~~
~~Title:~~ ~~Secretary~~


The undersigned states that ~~he~~**she** has duly executed the attached Application dated ~~June 17~~**October 3**, 2025**,** for and on behalf of ~~Hamilton Lane Private~~**AAM/Wilshire** Infrastructure Fund in ~~his~~**her** capacity as ~~Secretary~~**President** of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~**she** is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~**her** knowledge, information and belief.


~~**HAMILTON LANE PRIVATE**~~**AAM/WILSHIRE** **INFRASTRUCTURE FUND**

By: /s/ ~~Adam B. Shane~~
~~Name:~~ ~~Adam B. Shane~~
~~Title:~~ ~~Secretary~~**Maureen Quill**
Name: **Maureen Quill**
Title: **President**


~~The undersigned states that he has duly executed the attached Application dated June 17, 2025 for and on behalf of Hamilton Lane Private Secondary Fund in his capacity as Secretary of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~


~~**HAMILTON LANE PRIVATE SECONDARY FUND**~~

~~By:~~ ~~/s/ Keith Kleinman~~
~~Name:~~ ~~Keith Kleinman~~
~~Title:~~ ~~Secretary~~


~~The undersigned states that he has duly executed the attached Application dated June 17, 2025 for and on behalf of Hamilton Lane Venture Capital and Growth Fund in his capacity as Secretary of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

HAMILTON LANE VENTURE CAPITAL AND GROWTH FUND

By: /s/ Keith Kleinman
Name: Keith Kleinman
Title: Secretary

The undersigned states that he has duly executed the attached Application dated June 17, 2025 for and on behalf of Hamilton Lane Credit Income Fund in his capacity as the sole Trustee of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

HAMILTON LANE CREDIT INCOME FUND

By: /s/ Keith Kleinman
Name: Keith Kleinman
Title: Trustee

The undersigned states that she has duly executed the attached Application dated June 17October 3, 2025, for and on behalf of Hamilton Lane Credit Income Fund in hisAdvisors Asset Management, Inc. in her capacity as an Authorized SignatoryExecutive Vice President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

HAMILTON LANE ADVISORS ASSET MANAGEMENT, L.L.CINC.

By: /s/ Keith Kleinman
Name: Keith Kleinman
Title: Authorized SignatoryMarilee Ferone
Name: Marilee Ferone
Title: Executive Vice President

EXHIBIT C

**Marked Copies of the Application Showing Changes
from the Final Versions of the Two Applications Identified
as Substantially Identical under Rule 0-5(e)(3)**

AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

ON OCTOBER 3, 2025

File No. ~~812-~~811-24090

~~As filed with the Securities and Exchange Commission on July 28, 2025~~

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON~~Washington~~, D.C. 20549

~~EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).~~

~~APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FORAN ORDER GRANTING EXEMPTIONS FROM SECTIONS~~Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) ~~AND~~and 18(i) ~~OF THE 1940 ACT, PURSUANT TO SECTIONS~~Thereunder, Pursuant to Sections 6(c) ~~AND~~and 23(c) ~~OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS~~of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~MAN DIVERSIFIED INCOME~~AAM/WILSHIRE INFRASTRUCTURE FUND
~~MAN SOLUTIONS LLC~~
ADVISORS ASSET MANAGEMENT, INC.

18925 Base Camp Road, Suite 203
Monument, Colorado 80132

~~1345 Avenue of the Americas, 21st Floor~~
~~New York, NY 10105~~

~~*Written and oral*~~Please direct all communications regarding this ~~*Application should be addressed*~~application to:

~~Lisa Muñoz~~
~~1345 Avenue of the Americas, 21st Floor~~
~~New York, NY 10105~~

Diane J. Drake
AAM/Wilshire Infrastructure Fund
c/o Mutual Fund Administration, LLC
2220 E. Route 66, Suite 226
Glendora, CA 91740
diane.drake@mfac-ca.com, (626) 385-5777

Email: diane.drake@mfac-ca.com

Debra Fisherman, CFA
Giacomo Guardavaccaro
Advisors Asset Management, Inc.
300 Carnegie Center, Suite 100
Princeton, NJ 08540
debra.fisherman@aamlive.com, (609) 874-0183
giacomo.guardavaccaro@aamlive.com, (609) 874-0188

With copies*Copy* to:
Laurie Anne Dee
Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626-7653
laurie.dee@morganlewis.com, 714-830-0679

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 67 PAGES.

Rajib Chanda, Esq.   Jonathan H. Gaines, Esq.
Anne Choe, Esq.   Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP   425 Lexington Avenue
900 G Street, N.W.   New York, NY 10017
Washington, D.C. 20001   jonathan.gaines@stblaw.com
rajib.chanda@stblaw.com
anne.choe@stblaw.com

This Application (including Exhibits) contains 23 pages.

TABLE OF CONTENTSTable of Contents

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
~~WASHINGTON, D.C.~~Washington, DC 20549

~~In the Matter of:~~

IN THE MATTER OF

~~MAN DIVERSIFIED INCOME~~AAM/WILSHIRE
INFRASTRUCTURE FUND
~~MAN SOLUTIONS LLC~~

ADVISORS ASSET MANAGEMENT, INC.

18925 Base Camp Road, Suite 203
Monument, Colorado 80132
Investment Company Act of 1940 File No. ~~812-~~811-24090

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE
"1940 ACT")~~,~~. FOR AN ORDER ~~GRANTING EXEMPTIONS~~OF
EXEMPTION FROM **PROVISIONS OF** SECTIONS 18(a)(2),
18(c) AND 18(i)~~OF THE 1940 ACT~~ **THEREUNDER**, PURSUANT
TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT ~~FOR AN~~**FOR**
AN ORDER GRANTING CERTAIN EXEMPTIONS FROM
RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION
17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER **FOR**
AN ORDER PERMITTING CERTAIN ARRANGEMENTS

~~I.~~**I.** **THE PROPOSAL**

AAM/Wilshire Infrastructure Fund (the "Initial Fund") **is a series of AAM Alternatives Trust, a Delaware statutory trust, that will**
operate as a continuously offered, registered non-diversified, closed-end management investment company. The Initial Fund will
provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 23c-3 under the Investment
Company Act of 1940, as amended (the "**1940 Act**"). The Initial Fund will be advised by Advisors Asset Management, Inc. (the
"**Adviser**"). The Initial Fund and **the Adviser are referred to herein as the "Applicants."**

~~Man Diversified Income~~ Fund (the "Initial Fund") ~~and Man Solutions LLC (the "Adviser") (together, the "~~**The** Applicants~~")~~ **hereby**
seek an order ~~of~~ (the **"Order") from the U.S.** Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the
~~Investment Company Act of 1940, as amended (the "~~1940 Act"~~)~~, ~~granting exemptions~~**for an exemption** from Sections 18(a)(2), 18(c) and
18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, ~~granting~~**for** an exemption from Rule 23c-3 under the 1940 Act~~,~~
and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder,~~**under the 1940 Act** to permit the Initial Fund to ~~offer~~
~~investors~~**issue** multiple classes of ~~common~~ shares ~~of beneficial interest~~ ("Shares")[1] ~~with varying sales loads and asset based service~~
~~and/or distribution fees~~ and to impose early withdrawal charges~~, as described more fully in this application (the "Application"). The~~
("EWCs") and asset-based distribution and/or service fees **with respect to certain classes.**

Applicants request that the ~~order~~**Order** also apply to any ~~other~~**continuously offered** registered closed-end management investment company
that ~~conducts a continuous~~ offering ~~of its shares, existing now or~~**has been previously organized or that may be organized** in the future~~,~~
for which the Adviser~~, its successors,~~[2] or any entity controlling, controlled by, or under common control with the Adviser~~,~~ or ~~its successors,~~
any successor in interest to any such entity,[2] acts as investment adviser~~,~~ and which ~~provides~~ ~~periodic liquidity with respect to its Shares~~
~~through tender offers conducted in compliance with either~~**operates as an interval fund pursuant to** Rule 23c-3 under the 1940 Act or
~~with~~**provides periodic liquidity with respect to its Shares pursuant to** Rule 13e-4 under the Securities Exchange Act of 1934, as
amended (the "~~1934~~**Exchange** Act") **(a "Tender Offer Fund") (**each, a "Future Fund~~,~~" and~~,~~ together with the Initial Fund, ~~each, a~~
~~"Fund" and collectively,~~ the "Funds").[3] ~~The Initial Fund and any Future Fund~~**Any of the Funds** relying on this relief **in the future**

---
[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any
other registered closed-end management investment company relying on the requested order).
~~[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business~~
~~organization.~~
[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business
organization.
[3] The terms "control," and "investment adviser" are used as defined in ~~Sections~~**Section** 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

4

will do so in ~~a manner consistent~~**compliance** with the terms and conditions of this **application (the "**Application**")**. Applicants represent that ~~any person~~**each entity** presently intending to rely on the ~~order~~ requested ~~in this Application~~**relief** is listed as an Applicant.

~~The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that is operated as an interval fund. The Initial Fund is classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act.~~

~~The Initial Fund's primary investment objectives are to seek to provide high current income and attractive risk-adjusted returns. The Initial Fund seeks to achieve its investment objectives by investing at least 80% of its net assets (plus any borrowings for investment purposes) in credit and income- oriented investments. The Shares will be offered on a continuous basis at net asset value ("NAV") per share plus the applicable sales load, as described in the Initial Fund's prospectus. The Initial Fund's initial Registration Statement filed on Form N-2, which has not yet been declared effective by the Commission, seeks to register two classes of Shares, "Class A Shares" and "Class I Shares," each with its own fee and expense structure. If the Initial Fund's initial Registration Statement is declared effective prior to receipt of the requested relief, the Initial Fund will only offer one class of Shares, Class I Shares (the "Initial Class Shares"), until receipt of the requested relief.~~

~~The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and intends to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.~~

The Initial Fund ~~seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3~~**has filed an initial registration statement on Form N-2 (the "Registration Statement")** under the 1940 Act, **and** the ~~different~~**Securities Act of 1933, as amended (the "Securities Act"), seeking to register three** classes of Shares of ~~a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.~~**beneficial interest, Class S Shares, Class D Shares and** Class I Shares, **each with its own fee and expense structure.**

~~Under the proposal, the Initial Class Shares would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service- and/or distribution fee. Class A Shares and any new Share class (collectively, the "New Class Shares") would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. The Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of the Shares. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA"), as such rule may be amended, or any successor rule thereto ("FINRA Rule 2341")⁴ as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under "Statement of Facts- Proposed Class Structure and Characteristics."~~

If ~~this Application for an order~~**the requested relief** is granted, the ~~New Class Shares may~~ **Initial Fund anticipates making a continuous public offering of its Share classes** **and any other additional** classes of Shares ~~may be added in the future. A number of precedents exist for the implementation of a multiple class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.⁵~~**, each having its own fee and**

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⁴ ~~As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See* Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).~~

⁵ ~~*See, e.g.,* GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); RJ Private Credit Income Fund, et al., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Blue Owl Alternative Credit Fund, et al., Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); Capital Group KKR Multi-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al.,~~

expense structure, pursuant to its Registration Statement**. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The** Initial Fund will only offer one class of Shares until receipt of the requested relief. **Shares of the Funds** will not be listed on any securities exchange or quoted on any quotation medium**, and the Funds do not expect there to be a secondary trading market for** their Shares**.**

Applicants represent that any asset-based **distribution** and/or **service fees for each** class of Shares **of the Funds will** comply with the provisions of **Rule 2341 (the "Sales Charge Rule") of** the Financial Industry Regulatory Authority ("FINRA")**.⁴ All references in the application to the Sales Charge Rule include any FINRA successor or replacement rule to the Sales Charge Rule.**

~~II.~~ **II. STATEMENT OF FACTS**
~~A. The Applicants~~

A. Initial Fund

The Initial Fund is a newly organized **series of a** Delaware statutory trust **that is** registered under the 1940 Act as a **non-diversified,** closed-end management investment company~~. The Initial Fund is classified as a non-diversified investment company~~ **that** is structured as an interval fund **pursuant to Rule 23c-3** under the 1940 Act. The Initial ~~Fund is structured as an "interval fund" and continuously offers its Shares. The Initial Fund was organized under the laws of the State of Delaware on May 2, 2025.~~**Fund's investment objective is** to seek to provide **capital appreciation and** to a **lesser extent, current income.**
~~The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser will serve as investment adviser to the Initial Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").~~

~~The Adviser has entered into separate sub-advisory agreements with each of Man Solutions Limited, a limited company organized under the laws of England and Wales, GLG LLC, a Delaware limited liability company, GLG Partners LP, a partnership registered under the Limited Partnership Act of 1907 of England and Wales, Varagon Capital Partners L.P., a Delaware limited partnership, and Man Global Private Markets (USA) Inc., a Delaware corporation (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). Each Sub-Adviser is registered as an investment adviser with the Commission under the Advisers Act.~~

~~B. Current Structure and Characteristics~~
The Initial Fund **has adopted a fundamental policy** to repurchase **a specified percentage** of its **shares at per-class net asset value on a quarterly basis. Such repurchase offers** will be **conducted** pursuant to Rule 23c-3 under the 1940 Act.**⁵ Each Future Fund will likewise adopt fundamental investment policies in compliance with** Rule 23c-3 under the 1940 Act **and make periodic repurchase offers to its shareholders or will provide** periodic liquidity with respect to its Shares **pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds** will be made to all **holders** of Shares **of each such Fund.**
~~As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their NAV per share plus the applicable sales load.~~
~~The Initial~~**Each** Fund~~,~~ operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act~~, does not intend to, but a Fund~~ may~~,~~ offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with ~~the~~**such** Fund's periodic repurchase

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~~Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35384 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi-Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order).~~
⁴ As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See**,** **Self-Regulatory** Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA 2341 (Investment Company Securities) **consolidated** FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
⁵ Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to **Rule 415** under the Securities Act**, as amended.**

6

offers, exchange their Shares of the Fund for shares of the same class of ~~shares of~~ (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at ~~NAV~~**net asset value**, that ~~may be offered in the future and~~ are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the **amount of the** repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option ~~features~~ will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 ~~under the 1940 Act~~, each Fund will treat an ~~early withdrawal charge~~**EWC** as if it were a contingent deferred sales load ("CDSL").[6]

~~The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and conducts quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.~~

~~C. Proposed Class Structure and Characteristics~~
~~The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund's Board of Trustees (the "Board") could adopt this or another sales charge structure.~~

~~Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in the Initial Fund's prospectus, as amended or supplemented from time to time. The Initial Fund may impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of the Shares.~~

Repurchase fees, if charged, will equally apply to **additional** classes of Shares and to all classes of Shares of **a Fund**, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate **any** repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were **an** open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, **any such** repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than ~~2~~**2.00**% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. ~~Unlike a~~ **A repurchase fee charged** by a Fund **is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c10** under the 1940 Act, **as CDSLs are** distribution-related ~~charge,~~**charges payable to a distributor, whereas** the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations. ~~Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.~~
~~New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.~~

~~Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.~~

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[6] A CDSL, **which may be** assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a ~~distribution-related~~**distribution related** charge payable to the distributor. Pursuant to the requested order, ~~the early withdrawal charge~~**any EWC** will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee**,** which is payable to a Fund **to reimburse the Fund for costs** incurred in **liquidating securities in the Fund's portfolio**.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a "Distribution and Servicing Fees"), the Initial Fund's Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Shareholder Services Plan"). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not "interested persons" of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund's distributor (the "Distributor"), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund's Board or its delegate, also pay a different amount of the following expenses:

(1)   administrative and/or accounting or similar fees (each as described in the Fund's prospectus, as amended or supplemented from time to time);

(2)   legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)   Blue Sky fees incurred by a specific class;

B. Adviser

(4)   Commission registration fees incurred by a specific class;

The Adviser is a **Delaware corporation. The** Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"**), and will serve as the investment adviser to the Initial Fund pursuant to an investment management agreement (the "Investment Management Agreement") which** will be approved by the Board of **Trustees** of the **Initial Fund,** including a majority of the **trustees** who are not "interested persons" **(as defined in** Section 2(a)(19) of the 1940 Act) **of the Initial Fund, and by the Initial Fund's initial sole shareholder, in the manner required by Sections 15(a) and (c) of** the 1940 Act. **The Applicants are not currently seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Management Agreement. The Adviser will be responsible for managing the investment activities** of the Initial Fund **and the Initial Fund's business affairs.**

(5)   expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)   Trustees' fees incurred as a result of issues relating to a specific class;

(7)   Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)   incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

~~(9) account expenses relating solely to a specific class;~~

C. Sub-Advisers

~~(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and~~
~~(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree than another class.~~

The Adviser has entered into **a sub-advisory agreement** with each of **Wilshire Advisors LLC, and Sun Life Capital Management (U.S.) LLC, each of which is** a Delaware limited liability company **and** is registered as an investment adviser with the Commission under the Advisers Act**, to serve as the sub-adviser to the Initial Fund.**
~~Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.~~
~~From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund's repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.~~

D. Other Provisions

~~Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class.~~
From time to time **the Funds** may create additional classes of **shares,** the terms of **which may differ from the initial classes pursuant to and in compliance with** Rule 18f-3 under the 1940 Act**.**

~~III.~~ **III.** EXEMPTIONS REQUESTED

~~A.~~ **A.** The ~~Multiple Class~~**Multi-Class** System

Applicants request exemptive relief to the extent that ~~a Fund's~~**the proposed** issuance and sale of multiple classes of Shares **of a Fund** may be deemed~~: (1)~~ to result in the issuance of a ~~class of~~ "senior security"[7] within the meaning of Section 18(g) of the 1940 Act ~~and thus be prohibited by~~**that would violate the provisions of** Section 18(a)(2) of the 1940 Act~~; (2) if more than one class of senior security were issued, to~~**,** violate ~~Section 18(c) of the 1940 Act; and (3) to violate~~ the equal voting provisions of Section 18(i) of the 1940 Act**, and if** more than one class of senior security were issued, **violate** Section 18(c) of the 1940 Act.

~~B.~~ **B.** Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) ~~under the 1940 Act~~ to the extent that rule is construed to prohibit the imposition of ~~early withdrawal charges by a Fund~~**an EWC by the Funds**.

[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different ~~NAV~~**net asset value**, receive a different distribution amount or both. A class with a higher ~~NAV~~**net asset value** may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.~~15~~**17** and accompanying text.

C. **C.** Asset-Based ~~Service~~**Distribution** and/or ~~Distribution~~**Service** Fees

Applicants request an ~~order~~**Order** pursuant to Section 17(d) ~~of the 1940 Act~~ and Rule 17d-1 ~~thereunder~~ to the extent necessary for a Fund to pay ~~asset- based service and/or distribution~~**asset-based distribution and/or service** fees.

IV. **IV.** COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security~~,~~ or transaction, or any class or classes of persons, securities~~,~~ or transactions~~,~~ from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) ~~of the 1940 Act~~ provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 ~~thereunder~~**under the 1940 Act** prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or ~~other~~ joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) ~~of the 1940 Act~~ and Rule 17d-1 ~~thereunder~~, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies~~,~~ and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. **V.** DISCUSSION

A. **A.** Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*")*,* the Commission's Division of Investment Management ~~(the "Division")~~ recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes ~~of the open-end and the closed-end forms~~. Open-end funds have offered complete liquidity to their shareholders and thus required ~~a~~ virtually complete liquidity of the underlying ~~investment portfolio~~**investments**, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this ~~dual~~**bipolar** system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors,* the ~~Division~~**staff** determined that, given the changes in the securities market since 1940 ~~—~~ in particular the emergence of semi-liquid investment opportunities ~~—~~ it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the ~~so-called "prime-rate~~**so called "prime-rate** funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 ~~("Closed-end Tender Offer Funds")~~.

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[8] ~~Securities and Exchange Commission~~**SEC** Staff Report, *Protecting Investors: A Half Century of Investment Company Regulation* (May 1992), at 421.

[9] *Id.* at 424.

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the ~~vast~~wide array of semi-liquid portfolio securities that currently ~~existing~~exist. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report ~~thus~~ concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division **of Investment Management** thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both *Protecting Investors* and the ~~Rule 23c-3~~ Proposing Release as the prototype for the ~~closed-end~~ interval ~~fund~~ concept.[14] Nonetheless, while the prime rate funds ~~broke~~created the ~~path~~model for innovation in this area, developments since the ~~initial closed-end interval~~origin of these funds make further innovation appropriate. ~~Moreover, a number of precedents exist~~**Ample precedent exists** for the implementation of a ~~multiple-class system, the imposition of early withdrawal charges~~**multi-class system** and the imposition of asset-based ~~service~~distribution and/or ~~distribution~~service fees ~~substantially similar to that~~ for which **the** Applicants seek relief. **Since 1998, the Commission has granted relief to the following closed-end investment companies,** among others, **to issue multiple classes of Shares, to impose EWCs and to impose** distribution and/or service fees, e.g., **Blue Owl Alternative** Credit Fund, **RJ Private Credit** Income Fund, Columbia Credit Income Opportunities Fund, **ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM** Alternative Income Fund, **TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund,** Gemcorp Commodities Alternative Products Fund, **Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.**[15]

---

[10] *Id.* at 439-40.

[11] *Id.* at 424.

[12] ~~Inv.~~**Investment** Co. Act Rel. No. 18869 (July 28, 1992) (the "~~Rule 23c-3~~Proposing Release").

[13] ~~Inv.~~**Investment** Co. Act Rel. No. 19399 (~~April~~**Apr.** 7, 1993) (the "~~Rule 23c-3~~Adopting Release"). The Commission also had proposed Rule 22e-3 ~~under the 1940 Act~~, which began from the open-end, complete liquidity perspective under Section 22 **of the 1940 Act,** and permitted periodic or delayed, rather than constant~~,~~ liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To ~~the~~ Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] *Protecting Investors, supra,* at 439-40; ~~23c-3~~Proposing Release**,** at 27.

[15] *See* ~~supra note 5~~**Man Diversified Income** Fund, et al., **Investment** Co. Rel. Nos. **35704 (Aug. 1,** 2025) (notice) and **35728 (Aug. 27, 2025) (order); Hamilton Lane Private Assets Fund, et al., Investment Co. Rel. Nos. 35666 (July 3, 2025) (notice) and 35696 (July 29, 2025) (order);** Blue Owl Alternative Credit Fund, et al., **Investment** Co. Rel. Nos. 35514 (**Mar. 28,** 2025) (notice) and 35557 (**Apr. 23,** 2025) (order); RJ Private Credit Income Fund, et al., **Investment** Co. Rel. Nos. 35515 (**Mar. 28,** 2025) (notice) and 35556 (**Apr. 23,** 2025) (order); Columbia Credit Income Opportunities Fund, et al., **Investment** Co. Rel. Nos. 35498 (**Mar. 14, 2025) (notice) and 35526 (Apr. 9, 2025) (order); ISQ Infrastructure Income Fund, et al., Investment Co. Rel. Nos. 35489 (Mar. 4, 2025) (notice) and 35519 (Apr. 1, 2025) (order); iDirect** Private Markets **Fund, et al., Investment Co. Rel. Nos. 35474 (Feb. 21, 2025) (notice) and 35497 (Mar. 14, 2025) (order); SEG Partners Long/Short Equity Fund, et al., Investment Co. Rel. Nos. 35466 (Feb. 6, 2025) (notice) and 35491 (Mar. 4, 2025) (order); Coatue CTEK Fund and Coatue Management, L.L.C., Investment Co. Rel. Nos. 35417 (Dec. 13, 2024) (notice) and 35443 (Jan. 8, 2025)** (order); Capital Group KKR Multi-Sector+, et al., **Investment** Co. Rel. Nos. 35410 (**Dec. 9, 2024) (notice) and 35441 (Jan. 6, 2025) (order); Global X Venture Fund, et al., Investment** Co. Rel. Nos. 35408 (**Dec. 9, 2024) (notice) and 35440 (Jan. 6, 2025) (order); HarbourVest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan.** 6, **2025) (order); Privacore PCAAM Alternative Income Fund, et al., Investment** Co. Rel. Nos. 35403 (**Nov. 27, 2024) (notice) and 35431 (Dec. 26, 2024) (order); TCW Private Asset Income Fund, et al., Investment** Co. Rel. Nos. 35401 (**Nov. 26, 2024) (notice) and 35429 (Dec. 23, 2024) (order); Callodine Specialty Income Fund, et al., Investment** Co. Rel. Nos. 35399 (**Nov. 26, 2024) (notice) and 35428 (Dec. 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Investment** Co. Rel. Nos. **35385 (Nov. 15, 2024) (notice) and 35414 (Dec. 10, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Investment Co. Rel. Nos. 35351 (Oct. 8, 2024) (notice) and 35398 (Nov. 26, 2024) (order); Gemcorp Capital Advisors LLC, et al., Investment** Co. Rel. Nos. 35328A (**Oct. 23,** 2024) (notice) and 35384 (**Nov. 14, 2024) (order); Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment** Co. Rel. Nos. 35350 (**Oct. 4, 2024) (notice) and 35371 (Oct. 30, 2024) (order); T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).**

11

B. **B.** Multiple Classes of Shares —— Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that ~~a Fund's~~the issuance and sale of multiple classes of Shares ~~may~~of a Fund might be deemed~~: (1)~~ to result in the issuance of a ~~class of~~ "senior security"[16] within the meaning of Section 18(g) of the 1940 Act ~~and thus be prohibited by~~that would violate the provisions of Section 18(a)(2) of the 1940 Act~~; (2) if more than one class of senior security were issued, to~~, violate ~~Section 18(c) of the 1940 Act; and (3) to violate~~ the equal voting provisions of Section 18(i) of the 1940 Act, **and** if more than one class of senior security were issued, **violate Section 18(c) of the 1940 Act**.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[~~16~~17] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: *Provided,* **That** this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

~~A registered closed-end investment company may have only one class of stock that is a senior security. In particular~~Finally, Section 18(c) of the 1940 Act provides that:

> ~~[I]t~~"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that ~~(I)~~ "any such class of . . . stock may be issued in one or more series: ~~provided, that~~*Provided,* **That** no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . ..**"**
> ~~Section 18(i) of the 1940 Act provides that:~~
> ~~Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company ... shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply ... to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.~~

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[16] **Section 18(g) of the 1940 Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.**

[~~16~~17] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

The ~~multiple class~~**multi-class** system proposed herein ~~(the “Multiple Class System”)~~ may result in Shares of a class having ~~“~~priority over ~~[~~another~~]~~ class as to ~~…~~ payment of dividends~~”~~ and having unequal voting rights, because under the ~~Multiple Class System (I~~**proposed system (i**) shareholders of different classes ~~may~~**would** pay different distribution ~~fees, different shareholder services fees, and any other expenses (~~**and/or service fees (and related costs** as described above ~~in Section II.C.)~~ **), different administrative fees** and any other incremental expenses that should be properly allocated to a particular class, and (~~2~~**ii**) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

~~Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act. Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)’s requirements with respect to a class of Shares that may be a senior security.~~

Applicants believe that the implementation of the ~~Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment~~**proposed multi-class system will enhance shareholder** options. Under ~~the Multiple Class System~~**a multi-class system**, an investor ~~will be able to~~**can** choose the method of purchasing Shares ~~(from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as~~**that is most beneficial given** the amount of ~~the~~**his or her** purchase, the length of time the investor expects to hold ~~the~~**his or her** Shares~~,~~ and other relevant ~~factors~~**circumstances**. The proposed ~~system~~**arrangements** would permit a Fund to facilitate **both** the distribution of ~~Shares~~**its securities** and provide investors with a broader choice of shareholder ~~options~~**services**.

By contrast, if ~~the Adviser and the Distributor~~**a Fund** were required to ~~sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.~~**organize separate investment portfolios for each** class of Shares**, the success** of the **new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.**

Under the ~~Multiple Class System, holders~~**proposal, owners** of each class of Shares may be relieved **under the multi-class system** of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be ~~if the classes were separate funds or portfolios~~**otherwise**. As a Fund grows in volume of assets, ~~it is expected that~~**the** investors will derive benefits from economies of scale that ~~might~~**would** not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end ~~management~~ investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, ~~in 1995,~~ [18] the Commission adopted Rule 18f-3 under the 1940 Act **in 1995**, which now permits open-end funds to maintain or create multiple classes without seeking individual ~~multiple class~~ exemptive orders, as long as certain conditions are met.~~[17]~~[19]

Applicants believe that the proposed ~~Multiple Class System~~ closed-end investment company **multiple class structure** does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures ~~that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System~~ **. The proposed** multiple class **structure** does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed ~~system~~**structure** will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

[18] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (Feb. 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (Mar. 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class **and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (Dec. 15, 1993).**

~~[17]~~[19] *See* ~~Inv.~~**Investment** Co. Act Rel. No. 20915 (~~February~~**Feb.** 23, 1995). As adopted, Rule 18f-3 ~~under the 1940 Act~~ creates an exemption for ~~open-end~~**mutual** funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains ~~and~~**,** losses~~,~~ and expenses~~,~~ and that clarify the shareholder voting provisions of the rule.

Applicants believe that the rationale for**,** and ~~the~~ conditions contained in**,** Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end ~~investment companies~~**funds**. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company**,** including, among others, ~~the rule's~~**its** provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and ~~disclosure~~**exchanges and disclosures**. In fact, each Fund will in many ways resemble an open-end ~~investment company~~**fund** in its manner of operation and in the distribution of **its** Shares~~, except for differences related to repurchases~~.

In particular, ~~each Fund proposes to~~**the Funds will** offer **their** Shares continuously at ~~NAV. It is anticipated that differences~~ **a price based on net asset value, plus any applicable** front-end sales load**. Differences** among classes will, as detailed above, relate largely to differences in ~~placement/~~distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. ~~While~~**Although** closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to ~~numerous~~ similarly-situated closed-end funds.[~~18~~][20] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of **common** shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and**/or** service fees applicable to **the different** classes **of Shares** of each Fund in the manner ~~required by Rule 18f-3~~**described above** is equitable and ~~will~~**would** not discriminate against any group of shareholders. ~~Each Applicant is also~~**Applicants are** aware of the need for full disclosure of the proposed ~~Multiple Class System in each~~ **multi-class system** in a Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. ~~Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose~~ Each Fund **will include** in its prospectus **disclosure of** the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end~~, multiple class~~ **multi-class** funds under Form ~~N-IA. As if it were an~~ **N-1A.**[21] **Applicants also note that the Commission has adopted rule and form amendments to require registered** open-end management investment ~~company, each Fund will~~**companies to** disclose fund expenses borne by shareholders during the reporting period in shareholder reports[~~19~~][22] and **to** describe in ~~its prospectus~~**their prospectuses** any arrangements that result in breakpoints in, or elimination of, sales loads.[~~20~~][23] Each Fund will include ~~any such~~**these** disclosures in its shareholder reports and prospectus~~ to the extent required as if the Fund were an open-end fund.~~ **.**

Each Fund ~~and the Distributor~~ will ~~also~~ comply with any requirements that ~~may be adopted by~~ the Commission or FINRA **may adopt** regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements**,** as if those requirements applied to ~~the~~**each** Fund~~ and the Distributor.~~[~~21~~]~~Each Fund or the Distributor~~ **.**[24] **In addition,** each Fund will contractually

[~~18~~][20] *See* ~~*supra* note 5~~**Blue Owl Alternative** Credit Fund**, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15**.

[21] **In all respects other than class-by-class disclosure**, each Fund will comply with the **requirements of Form N-2.**

[~~19~~][22] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act ~~Release~~**Rel.** No. 26372 (Feb. 27, 2004) (adopting release).

[~~20~~][23] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act ~~Release~~**Rel.** No. 26464 (June 7, 2004) (adopting release).

~~[21] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 201 I); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).~~

[24] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act

require that any ~~other~~ distributor of the Fund's Shares comply with such requirements in connection with the distribution of **such Fund's** Shares ~~of the Fund~~.

~~Finally, in~~**In** June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge ~~and private equity~~ funds.~~22~~[25] Applicants will comply with all such applicable disclosure requirements.

The requested relief is ~~substantially~~ similar to ~~prior~~**the** exemptions **discussed above** granted by the Commission to~~, among others, Sound Point Alternative Income Fund, Gemcorp Commodities Alternative Products Fund, Institutional Investment Strategy Fund, John Hancock Multi-Asset Credit Fund, Redwood Real Estate Income Fund, Diamond Hill Securitized Credit Fund, Callodine Specialty Income Fund, TCW Private Asset Income Fund, Privacore PCAAM Alternative Income Fund, Global X Venture Fund, Capital Group KKR Multi-Sector+, Columbia Credit Income Opportunities Fund,~~ Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, ~~Connetic Venture Capital Access Fund, Virtus Global Credit~~**Columbia Credit Income** Opportunities Fund, ~~and GoldenTree Opportunistic Credit Fund.23~~ ~~In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures.~~ **ISQ Infrastructure Income Fund, iDirect Private Markets Fund, SEG Partners Long/Short Equity Fund, Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, HarbourVest Private Investments Fund, Privacore PCAAM Alternative Income Fund, TCW Private Asset Income Fund, Callodine Specialty Income Fund, Diamond Hill Securitized Credit Fund, Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point Alternative Income Fund, Felicitas Private Markets Fund, T. Rowe Price OHA Flexible Credit Income Fund, Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty Credit Income Fund.**[26] Accordingly, Applicants believe ~~that~~ there is ample precedent for the implementation of a ~~multiple-class~~**multi-class** system ~~by the Funds~~.

~~C.~~ **C.** Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between ~~five~~**5%** and ~~twenty-five percent~~**25%** of its outstanding shares at ~~NAV~~**net asset value** at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at ~~NAV~~**net asset value** and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed ~~two percent~~**2.00%** of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for ~~each Fund~~**the Funds** to impose ~~early withdrawal charges~~**EWCs**, which are distribution-related fees payable to ~~the Distributor~~**a distributor**, on Shares submitted for repurchase that have been

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Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, **2011**); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

~~22~~[25] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (~~Jun.~~**June** 20, 2006) (adopting release). See also ~~rules~~**Rules** 12d1-1, et seq. of the 1940 Act.

[23] ~~See supra note 5.~~

[26] *See* Man Diversified Income Fund**, et al.,** supra note 15; **Hamilton Lane Private Assets Fund, et al.,** supra note 15; **Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.**

held for less than a specified period. ~~Each Fund may seek~~**The Funds are seeking** to impose ~~early withdrawal charges~~**EWCs** that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. ~~Each Fund~~**The Funds** would assess ~~early withdrawal charges~~**EWCs** in much the same way non-interval funds currently assess ~~early withdrawal charges~~**EWCs**. As more fully described below, these charges ~~will~~**would** be paid to ~~the Distributor~~**a distributor** and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of ~~early withdrawal charges~~**EWCs** would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds ~~which~~**that** offer their securities continuously, as ~~a~~**each** Fund would for its Shares. Any ~~early withdrawal charge~~**EWC** imposed by ~~a Fund~~**the Funds** will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the ~~Rule 23c-3~~ Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at ~~NAV~~**net asset value** and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.~~[24]~~[27] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~[25]~~[28]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of ~~NAV~~**net asset value** or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of ~~FINRA~~**the Sales Charge** Rule ~~2341~~, governing sales ~~charges~~**loads** for open-end funds and (iii) deferred sales loads are imposed in a ~~non-discriminatory~~**nondiscriminatory** fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of ~~early withdrawal charges~~**EWCs** in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose ~~early withdrawal charges~~**EWCs**.

With respect to the policy considerations supporting imposition of ~~early withdrawal charges~~**EWCs**, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~[26]~~[29] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose ~~early withdrawal charges~~**EWCs** although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at ~~NAV~~**net asset value** and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. ~~Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs.~~ In the case of the Initial Fund's ~~Initial Class Shares, the Distributor~~**initial share class, the distributor** may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the ~~Rule 23c-3~~ Proposing Release nor the ~~Rule 23c-3~~ Adopting Release suggests that the purpose underlying Rule 23c-3(b)(~~l~~**1**)'s requirements that repurchases take place at ~~NAV~~**net asset value** is to preclude interval funds from imposing ~~early withdrawal charges~~**EWCs**. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~[27]~~[30] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the ~~1934~~**Exchange** Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing ~~early withdrawal charges.~~~~[28]~~**EWCs.**[31] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(~~l~~**1**)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will

~~[24]~~ ~~Rule 23c-3~~[27] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: **"**The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date.. ~~. .~~. The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.**"**

~~[25]~~[28] *Id.*

~~[26]~~ ~~Rule 23c-3~~[29] Adopting Release, Section II.A.7.c. Section 23(c)(2) **of the 1940 Act** does not require that repurchases be made at ~~NAV~~**net asset value**.

~~[27]~~[30] *See* ~~Rule 23c-3~~ Proposing Release, Section II.A.7; ~~Rule 23c-3~~ Adopting Release, Section II.A.7.

~~[28] *See* Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).~~

[31] ***See*** Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges**).**

disclose to all shareholders the applicability of the ~~early withdrawal charges~~**EWCs** (and any scheduled waivers of the ~~early withdrawal charge~~**EWC**) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose ~~early withdrawal charges~~**EWCs** in accordance with the requirements of Form N-1A concerning ~~contingent deferred sales charges~~**CDSLs, as if the Fund were an open-end investment company**.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution **and/or service** fee limits imposed by the ~~FINRA~~**Sales Charge** Rule ~~2341~~ on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service and~~ distribution **and/or service** fees pursuant to plans that are designed to meet the requirements of the ~~FINRA~~**Sales Charge** Rule ~~2341~~ on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[~~29~~32] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge ~~early withdrawal charges~~**EWCs** to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

~~D. Waiver of Early Withdrawal Charges~~

D. Waivers of EWCs

Each Fund may grant waivers of the ~~early withdrawal charges~~**EWCs** on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the ~~early withdrawal charge~~**EWC** (and any waivers or scheduled variations of the ~~early withdrawal charge~~**EWC**) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the ~~early withdrawal charge~~**EWC**, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The ~~early withdrawal charge~~**EWC** may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986**, as amended**; and (iii) repurchases representing returns of excess contributions to such plans.

Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the ~~early withdrawal charge~~**EWC** works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[~~30~~33] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[~~31~~34] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 ~~permitting CDSLs for open-end~~

[~~29~~32] *See ~~supra note 5~~***Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15; Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.**

[~~30~~33] ~~Inv.~~ **Investment** Co. Act Rel. No. 14390 (~~February~~**Feb.** 2, 1985).

[~~31~~34] *Id.*

~~funds~~, adopted in April 1995, **which permits** CDSLs for open-end funds**, also** permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~32~~35 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, ~~early withdrawal charges~~**EWCs**, subject to appropriate safeguards.

~~E.~~ **E.** Asset-Based ~~Service~~**Distribution** and/or ~~Distribution~~**Service** Fees

Applicants ~~also~~ request ~~an order pursuant to~~**relief from the provisions of** Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit ~~each Fund~~**the Funds** to impose asset-based ~~service~~**distribution** and/or ~~distribution~~**service** fees (in a manner ~~similar~~**analogous** to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly ~~limit~~**limits** the ability of a closed-end fund to impose ~~an asset-based service~~**a distribution** and/or ~~distribution~~**service** fee.~~33~~36

Section 17(d) of the 1940 Act prohibits an affiliated person of **(or principal underwriter for)** a registered investment company or an affiliated person of such ~~a~~ person, acting as principal, from ~~participating in or~~ effecting **or engaging in** any transaction in which such registered company is a joint**,** or a joint and several**,** participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application ~~permitting the transaction~~.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies~~,~~ and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead**,** authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person ~~of a registered investment company~~, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or **involve** overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections ~~for open-end investment companies~~ developed and approved by the Commission **for open-end investment companies** in Rule 12b-1 in connection with its ~~Distribution and Shareholder Services Plan(s), if any,~~**plan** with respect to each class **of Shares** as if the Fund were an open-end **management** investment company.

Therefore, ~~each Fund~~**the Funds** will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing ~~asset-based service~~**distribution** and/or ~~distribution~~**service** fees under Rule 12b-1.

Applicants note that, at the same time the Commission adopted Rule 12b-1,~~34~~37 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary **to allow** for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated **as follows**:

~~32~~35 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

~~33~~36 Applicants do not concede that Section 17(d) applies to the ~~Multiple Class System or to the service and/or distribution~~**asset-based distribution and/or service** fees discussed herein, but ~~request~~**requests** this ~~order~~**exemption** to eliminate any uncertainty.

~~34~~37 *See* Bearing of Distribution Expenses by Mutual Funds, ~~Inv.~~ **Investment** Co. Act Rel. No. 11414 (~~October~~**Oct.** 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with ~~rule~~**Rule** 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[~~35~~38]

As closed-end management investment companies, the Funds may not **rely on Rule 17d-3. However, in light of the foregoing,** Applicants believe ~~that~~ any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares ~~through asset-based service and/or distribution fees~~ should be resolved by the Fund's ~~undertakings~~**undertaking** to comply with the provisions of ~~Rule~~**Rules** 12b-1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. Accordingly, ~~Applicants undertake to comply, and undertake that each Fund's asset-based service and/or distribution fees (if any)~~**the Funds** will comply~~,~~ with ~~the provisions of Rule~~**Rules** 12b-1 and ~~Rule~~ 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and**/or** service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

~~Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.~~

~~VI.~~ **VI.** APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1**,** and, where applicable, 11a-3 under the 1940 Act, as amended from time to time ~~or replaced~~, as if those rules applied to closed-end management investment companies, and will comply with ~~FINRA~~**the Sales Charge** Rule ~~2341~~, as amended from time to time, as if that rule applied to all closed-end management investment companies.

~~VII. CORPORATE ACTION~~

~~It is expected that the Initial Fund's Declaration of Trust will allow for the Initial Fund's Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund's sole initial trustee has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund's officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C.~~

~~VIII.~~ **VII.** CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and **the** purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested ~~order~~**Order** pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[~~36~~39]

[~~35~~38] *Id.* ~~Fed. Sec. L. Rep. (CCH) at 83,733~~.

[~~36~~39] *See* ~~Virtus Global Credit Opportunities Fund, *supra* note 5; Gemcorp Commodities Alternative Products Fund, *supra* note 5~~**Blue Owl Alternative Credit Fund, et al., supra note 15; RJ Private Credit Income Fund, et al., supra note 15; Columbia Credit Income Opportunities Fund, et al., supra note 15; ISQ Infrastructure Income Fund, et al., supra note 15; iDirect Private Markets Fund, et al., supra note 15; SEG Partners Long/Short Equity Fund, et al., supra note 15; Coatue CTEK Fund and Coatue Management, L.L.C., supra note 15; Capital Group KKR Multi-Sector+, et al., supra note 15; Global X Venture Fund, et al., supra note 15; HarbourVest Private Investments Fund, et al., supra note 15; Privacore PCAAM Alternative Income Fund, et al., supra note 15; TCW Private Asset Income Fund, et al., supra note 15;**

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2 (c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the 1940 Act are attached as Exhibit C.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants' address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

Callodine Specialty Income Fund, et al., supra note 15; Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., supra note 15; Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, supra note 15; Gemcorp Capital Advisors LLC, et al supra note 15; Sound Point Alternative Income Fund, Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, supra note 15; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., supra note 15; Wellington Global Multi-Strategy Fund, et al., supra note 15; Russell Investments New Economy Infrastructure Fund, et al., supra note 15; and MA Specialty Credit Income Fund, et al., supra note 15.

AAM/WILSHIRE INFRASTRUCTURE FUND

Date: October 3, 2025   **By:** _(signature)_

~~**Authorization and Signatures**~~

~~The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Sole Trustee of the Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he or she has duly executed the attached application for and on behalf of the applicable entity listed; that he or she is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.~~

~~All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 28th day of July, 2025.~~

~~**Man Diversified Income Fund**~~

~~By:~~	~~/s/ Lisa Munoz~~	
Name:	~~Lisa Munoz~~**Maureen Quill**	
Title:	~~Sole Initial Trustee~~	
~~Date:~~	~~July 28, 2025~~**President**	

~~**Man Solutions LLC**~~

ADVISORS ASSET MANAGEMENT, INC.

Date: October 3, 2025

By:	_Marilee Ferone_
~~By:~~	~~/s/ Sam Thompson~~
Name:	~~Sam Thompson~~**Marilee Ferone**
Title:	**Executive** Vice President
~~Date:~~	~~July 28, 2025~~

~~List of Attachments and Exhibits~~

~~Exhibit~~EXHIBIT A

Resolutions of the Board of Trustees (the "Board") of AAM/Wilshire Infrastructure Fund (the "Fund")

AUTHORIZATION OF FILING OF APPLICATION FOR EXEMPTIVE RELIEF UNDER THE INVESTMENT COMPANY ACT OF 1940 WITH RESPECT TO MULTIPLE CLASSES OF SHARES

RESOLVED, that the appropriate officers of **the AAM/Wilshire Infrastructure** Fund (the "**Trust"), in consultation with and with the approval** of counsel, in the name and on behalf of the **Trust, are hereby authorized and directed** to prepare, **or** cause to be **prepared, and to execute and to file** with the Securities and Exchange Commission**, an application for an order** of exemption **under Section 6(c) of the Investment Company Act of 1940, as amended, from Section 18 of the 1940 Act to permit the Trust and its affiliates to issue multiple classes of common shares and to impose asset-based distribution** fees and **early-withdrawal fees.**

~~1. Verification of Man Diversified Income Fund~~

~~2. Verification of Man Solutions LLC~~

~~Exhibit B - Resolutions~~

~~Exhibit C - Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)~~

~~VERIFICATION~~Verifications

The undersigned states that she has duly executed the attached Application **dated October 3, 2025,** for and on behalf of ~~Man Diversified Income Fund; that she is the Sole Initial Trustee of such Fund;~~**AAM/Wilshire Infrastructure Fund in her capacity as President of such entity,** and that all actions **by the holders and other bodies** necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


**AAM/WILSHIRE
INFRASTRUCTURE FUND**

By: _(signature)_

Name: **Maureen Quill**
Title: **President**


~~**Man Diversified Income Fund**~~

~~By:~~   ~~/s/ Lisa Muñoz~~
~~Name:~~   ~~Lisa Munoz~~
~~Title:~~   ~~Sole Initial Trustee~~
~~Date:~~   ~~July 28, 2025~~

VERIFICATION

The undersigned states that ~~he~~**she** has duly executed the attached Application **dated October 3, 2025,** for and on behalf of ~~Man Solutions LLC; that he is~~**Advisors Asset Management, Inc. in her capacity as Executive** Vice President of such ~~company;~~**entity,** and that all actions **by the holders and other** bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~he~~**she** is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~his~~**her** knowledge, information and belief.

~~Man Solutions LLC~~

~~By:~~ ~~/s/ Sam Thompson~~
~~Name:~~ ~~Sam Thompson~~
~~Title:~~ ~~Vice President~~
~~Date:~~ ~~July 28, 2025~~


**ADVISORS ASSET
MANAGEMENT, INC.**

By: *Marilee Ferone*
Name: **Marilee Ferone**
Title: **Executive Vice President**


Exhibit B

Resolutions of the Sole Initial Trustee of
Man Diversified Income Fund

RESOLVED: That the officers of Man Diversified Income Fund (the "Fund") be, and they hereby are, authorized, in the name and on behalf of the Fund, to prepare, execute and cause to be filed with the SEC such applications for orders of exemption from provisions of, or requests for no action under, such federal securities laws as may be deemed advisable, in such forms as the officer or officers executing the same may, with the advice of counsel, approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

~~Exhibit~~EXHIBIT C

Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical ~~Under~~under Rule 0-5(e)(3)